UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

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GLOBALSCAPE, INC.

(Name of Subject Company)

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GLOBALSCAPE, INC.

(Name of Person(s) Filing Statement)

_________________________________

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37940G109

(CUSIP Number of Class of Securities)

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Robert H. Alpert

Chief Executive Officer

4500 Lockhill Selma Road, Suite 150

San Antonio, Texas 78249

(201) 308-8267

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition (the “Merger”) of GlobalSCAPE, Inc., a Delaware corporation (the “Company”), by Grail Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Help/Systems, LLC, a Delaware limited liability company (“Parent”), pursuant to the terms of the Agreement and Plan of Merger, dated July 19, 2020 (as it may be amended from time to time, the “Merger Agreement”), among the Company, Parent, Merger Sub and, solely with respect to certain sections therein, HS Purchaser, LLC and Help/Systems Holdings, Inc.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on July 20, 2020 (including all exhibits attached thereto) is incorporated herein by reference.

Important Information

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer which has not commenced (the “Offer”). This document is not a recommendation, an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Merger Sub intend to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the solicitation/recommendation statement of the Company on Schedule 14D-9 and related materials with respect to the Offer and the Merger free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the investor relations section of the Company’s website, www.globalscape.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

Forward-Looking Statements

Statements included in this document that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. These forward-looking statements include, without limitation, statements regarding the planned completion of the Offer and the Merger. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business, the Offer and the Merger. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental authority may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption from the Offer or Merger on the Company’s business; the fact that the announcement and pendency of the Offer and Merger may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the effects of disruption caused by the Offer or Merger making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Merger Sub and the solicitation/recommendation statement to be filed by the Company in connection with the Offer. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this document to reflect events or circumstances after the date hereof, except as required by law.